File No. 70-8803

CERTIFICATE OF NOTIFICATION

(Rule 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NEES Energy, Inc.

In accordance with the order of the Securities and Exchange Commission dated May 23, 1996, the following is a report for the second quarter of fiscal year 2003:

  NEES Energy, Inc. (NEES Energy), a Massachusetts Corporation, was formed on June 14, 1996. The corporation was capitalized on August 9, 1996 when one thousand shares of NEES Energy common stock were issued and sold to New England Electric System (NEES). On March 22, 2000, NEES was acquired by National Grid Group plc, and renamed National Grid USA. In conjunction with the merger, the Company's accounting year changed from a calendar year to a fiscal year beginning April 1 and ending March 31.

  In connection with the merger of NEES and National Grid Group plc, as of March 22, 2000, the estimated fair value of AllEnergy Marketing Company, L.L.C. (a wholly owned subsidiary of NEES Energy) was recorded as an asset held for sale. This estimate changed due to intercompany borrowings and repayments. Also, the estimate was revised to reflect the net realizable value of the company as well as estimated operating losses incurred during the holding period. The amount remaining at March 31, 2001 was reclassified to consolidated National Grid USA goodwill.

  As of December 31, 2000, AllEnergy Marketing Company, L.L.C. had sold its two subsidiaries (Texas Liquids, LLC and Texas Ohio Gas, Inc.) and virtually all of its operating divisions to unaffiliated third parties. All remaining business activities were resolved during the fourth quarter of fiscal year 2002.

  Effective August 24, 2001, AllEnergy Marketing Company, L.L.C. changed its name to AEMC, L.L.C.

  As of September 30, 2002, National Grid USA had purchased 1,000 shares of NEES Energy common stock and made subordinated loans and other paid-in capital contributions to NEES Energy totaling $5,266,000 and $10,655,000, respectively.

  As of September 30, 2002, NEES Energy had no permanent personnel and during the second quarter of fiscal year 2003 there were no individuals assigned on a substantially full-time basis.

  During the second quarter of fiscal year 2003, NEES Energy had no kilowatthours sold or marketed.

  Attached in Exhibits A through C are a consolidated balance sheet as of September 30, 2002, consolidated statements of income and retained earnings and statements of cash flows for the quarter, six months and twelve months ended September 30, 2002.

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-8803) to be signed on its behalf by the undersigned officer thereunto duly authorized.

NEES Energy, Inc.
s/John G. Cochrane
___________________________
John G. Cochrane
President and Treasurer

Date: November 25, 2002

EXHIBIT INDEX

Exhibit	Description	Page
A	Balance Sheet at September 30, 2002 (Unaudited, Subject to Adjustment)	Filed herewith
B	Statement of Income and Accumulated Deficit For the Quarter and Six Months Ended September 30, 2002 (Unaudited, Subject to Adjustment)	Filed herewith
C	Statement of Cash Flows For the Quarter and Six Months Ended September 30, 2002 (Unaudited, Subject to Adjustment)	Filed herewith
B1	Consolidated Statement of Income and Accumulated Deficit For the Twelve Months Ended September 30, 2002 (Unaudited, Subject to Adjustment)	Filed herewith
C1	Consolidated Statement of Cash Flows For the Twelve Months Ended September 30, 2002 (Unaudited, Subject to Adjustment)	Filed herewith

Exhibit A

NEES Energy, Inc.
Balance Sheet
(Thousands of Dollars)
As of September 30, 2002
(Unaudited, Subject to Adjustment)

ASSETS
Current assets:
Cash	$ 78
Accounts Receivable	1
Tax benefits receivable	935
Total current assets	$ 1,014

Total assets	$ 1,014
LIABILITIES AND CAPITALIZATION
Current liabilities:
Accounts payable to affiliates	$ 1
Accrued expenses	2,165
Total current liabilities	2,166
Parent company's investment:
Subordinated notes payable to parent	5,266
Common stock, par value $1 per share	1
Other paid-in capital	(6,527)
Accumulated retained earnings	108
Total parent company's investment	(1,152)
Total liabilities and parent company's investment	$ 1,014

Exhibit B

NEES Energy, Inc.
Statement of Income and Accumulated Deficit
(Thousands of Dollars)
For the Periods Ended September 30, 2002
(Unaudited, Subject to Adjustment)

		Six
	Quarter	Months
INCOME
Revenue	$ 0	$ 0
Total income	0	0
EXPENSES
Operating expenses
General and administrative expenses	63	(154)
Income tax	(26)	64
Total operating expenses	37	(90)
Operating income (loss)	(37)	90
Other income (expense), net	0	0
Operating and other income (loss)	(37)	90
Interest expense	(1)	(1)
Net income (loss)	(38)	89
Accumulated retained earnings at beginning of period	146	19
Accumulated retained earnings at end of period	$ 108	$ 108

Exhibit C

NEES Energy, Inc.
Statement of Cash Flows
(Thousands of Dollars)
For the Periods Ended September 30, 2002
(Unaudited, Subject to Adjustment)

		Six
	Quarter	Months
Operating activities:
Net income (loss)	$ (38)	$ 89
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Increase) decrease in accounts receivable	(0)	(1)
(Increase) decrease in tax benefits receivable	859	950
Increase (decrease) in current liabilities	(16)	(417)
Net cash provided by (used in) operating activities	805	621
Financing activities:
Change in subordinated notes payable to parent	(750)	(550)
Net cash provided by (used in) investing activities	(750)	(550)
Net increase (decrease) in cash and cash equivalents	55	71
Cash and cash equivalents at beginning of period	23	7
Cash and cash equivalents at end of period	$ 78	$ 78

Exhibit B1

NEES Energy, Inc.
Consolidated Statement of Income and Accumulated Deficit
(Thousands of Dollars)
For the Twelve Months Ended September 30, 2002
(Unaudited, Subject to Adjustment)

INCOME
Revenue	$ 0
Total income	0
EXPENSES
Operating expenses
General and administrative expenses	129
Income tax	(489)
Total operating expenses	(360)
Operating income (loss)	360
Other income (expense), net	(8)
Operating and other income (loss)	352
Interest expense	(39)
Net income (loss)	313
Accumulated deficit at beginning of period	(205)
Accumulated retained earnings at end of period	$ 108

Exhibit C1

NEES Energy, Inc.
Consolidated Statement of Cash Flows
(Thousands of Dollars)
For the Twelve Months Ended September 30, 2002
(Unaudited, Subject to Adjustment)

Operating activities:
Net income (loss)	$ 313
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Increase) decrease in accounts receivable	(1)
(Increase) decrease in tax benefits receivable	17,935
Increase (decrease) in current liabilities	(573)
Net cash provided by (used in) operating activities	17,674
Financing activities:
Change in subordinated notes payable to parent	(17,622)
Net cash provided by (used in) investing activities	(17,622)
Net increase (decrease) in cash and cash equivalents	52
Cash and cash equivalents at beginning of period	26
Cash and cash equivalents at end of period	$ 78